Exhibit 99.3

C O R P O R A T E  P A R T I C I P A N T S

Jarrod Yuster, Founder, Chairman, and Co-Chief Executive Officer, Pico

Betsy Cohen, Chairman, FTAC Athena Acquisition Corp.

Marc Hineman, Chief Administrative Officer and Head of Investor Relations, Pico

Francis J. Troise, Co-Chief Executive Officer, Pico

P R E S E N T A T I O N

Jarrod Yuster

Good morning. My name is Jarrod Yuster, and I am the Founder, Chairman, and Co-CEO of Pico. It is great to be here today, and I thank you for the opportunity to present our business.

I started the Company over 11 years ago, and I’m extremely proud of what we have accomplished. We have become a leading globally comprehensive provider of cloud technology, data, and analytics to the financial services industry. It’s been an amazing journey on where we have come from.

We launched in 2009, with seven people in a small room in downtown New York City, and we now a have stellar team with almost 400 employees across 14 offices, and we provide technology services in 26 countries and growing. I love to innovate and build new products. I am always trying to stay ahead of the curve on where the markets and technology are heading, and to ensure Pico is in front of the next big trend.

Two years ago, we acquired a software analytics company called Corvil. It’s been extremely successful, and it opened my eyes to a much larger vision on where we can take Pico. To help realize that vision and to accelerate our scale, last year I brought on Frank Troise, whom I’ve known for 20 years, as Co-CEO. He brings public company experience as the former CEO of ITG, as well as experience in scaling organizations. You will hear from Frank who will share his perspectives as a former client of Pico when he ran Global Electronic Trading at JP Morgan.

Having grown Pico consistently over the past 11 years, I am confident that we are at another major inflection point. I am very much looking forward to entering the public markets to leverage additional capital and a public currency for acquisitions and to further raise our visibility with clients and the market place.

We are thrilled to partner with Betsy Cohen and her team at FTAC Athena. She is not only a SPAC pioneer, but her expertise in financial technology is very accretive to the Pico story and in bringing us to the public market.

Betsy, I am going to hand off to you now to introduce the transaction. Thank you.

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Betsy Cohen

Thank you, Jarrod, and thank you all for joining us. I’m Betsy Cohen, Chairman of FTAC Athena Acquisition Corporation.

We are delighted to introduce you to Pico, a global technology and data platform supporting 24 of the 25 largest financial institutions, 36 trading exchanges, and a multitude of other significant clients. Athena is our 11th SPAC, and as in prior entities, we have identified a company which is a leader in its field.

Pico has recently been named the best company in its field, giving recognition to its track record as setting the benchmark for technology services in financial markets. With a large addressable market, an excellent management team, which has already demonstrated its ability to produce and grow significant revenues, 70% of which are recurring, with net retention of over 100%, and an expanding margin, Pico really is at an inflection point of growth.

With a revenue CAGR of 36%, Pico is not only an investment for today, but also one which will grow in value. The enterprise value is 5.7 times estimated 2022 revenues, or $1.4 billion. A multiple significantly below SaaS (phon) and technology platforms in the market. This transaction consists of $250 million in the trust of Athena, and a PIPE of $200 million. All of the proceeds will support new products, both organic and by acquisition, new geographies, and new customers.

Now, to tell you more about the Company he founded, built, and of which he is currently Chairman and Co-CEO, Jarrod Yuster.

Jarrod Yuster

Thank you, Betsy, for the introduction. It has been a pleasure working with you and your team.

I would like to begin by framing the problem we are solving and the market environment. Financial institutions are in the midst of a once in a generation transformation. There are big macro and secular trends that Pico is helping financial institutions solve for.

Banks and financial institutions are needing to modernize, and what we call cloudify their aging IT Systems. IT strategies are shifting toward hybrid and multi-cloud with a focus on automation, data, analytics, and AI. We have seen this starting to play out across consumer finance and payment processing where cloud adoption has been prevalent.

However, institutional finance and capital markets are substantially lagging behind as they transition from legacy markets infrastructure. Firms cannot move quickly from on-premise one day and into the cloud the next. There is an entire ecosystem that needs to shift, and there are unique elements of financial services that need to be solved for.

Twenty-five years ago, trading was in-person or over the phone and localized within each country. The world we live in today is electronic and multi-asset class, the markets are global but fragmented, and producing vast amounts of data which continue to grow. All this is overshadowed by ongoing and increasing regulatory pressures. Through our financial services global technology platform, our mission at Pico is to simplify complexity, provide global data and electronic access to all markets, and to do this for our clients in a seamless manner.

As we help participants modernize their technology stack and leverage private, public, and hybrid cloud technology, they are then able to benefit from automation, consumption of big data, and utilize AI and the solutions that we provide.

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Our mission is to be the leading globally comprehensive provider of cloud technology, data, and analytics to the financial services industry. We sit at the center of a complex ecosystem of sophisticated clients, global market centers, and technology partners.

We have attracted a marquis client base of over 400 clients who are some of the most important and sophisticated global financial institutions. They include 24 of the top 25 global banks, 36 exchanges, top electronic market makers, hedge funds, asset managers, and financial technology, data, and service providers. These major market participants rely on Pico for mission critical global markets infrastructure, and we have become integral to our clients’ businesses and their capital markets PnL.

All this has resulted in a high growth and very sticky business model for Pico with projected 2022 top line revenue of $246 million with 65% to 70% recurring revenue and growing, and with 40% of our revenue coming from outside the U.S. We continue to see 25% to 30% organic growth, and we have a well-defined M&A strategy to leverage our global technology platform to accelerate growth even further through acquisitions.

I would like to now provide a brief overview of our product offering. Here we have our four verticals including cloud, network connectivity, data, and analytics. At the bottom is our foundational mission critical markets infrastructure. The core ecosystem of Pico is underpinned by our global financial services cloud consisting of presences in 45 colocation market centers along with providing access to the public cloud providers. We deliver infrastructure-as-a-service where we house mission critical trading applications on our cloud infrastructure.

Then we have our expansive global network, PicoNet, connecting the 45 colocation market centers and providing access to over 300 global markets across the Americas, Europe, and Asia. Our network is highly differentiating in providing connectivity to thousands of endpoints including global exchanges, banks, buy-side firms, technology vendors, retail brokers, market makers, and liquidity providers. Any participant on our network can be connected to each other, creating a massive network effect and a global financial services ecosystem.

On the top half are our data and analytics which are delivered over our global network and our cloud infrastructure. We have a comprehensive data offering with over 80% of the world’s exchange data feeds and growing. This includes real-time and historical market data.

Additionally, we have the capabilities to generate and productize new forms of data through our platform

As clients are requesting more and more data, they want it transported across regions leveraging our global network. With our data offering and geographic scope, we are competing more and more with the large data and platform providers such as Refinitiv/LSE, ICE/IDC, S&P/Markit, and Bloomberg

Lastly, are our best-in-class data capture and analytics. High-performance infrastructure and connectivity technologies have become essential components of electronic trading architectures. As trading systems become ever faster, increasingly interconnected, and process more and more data, there has never been a greater need for comprehensive, accurate, and transparent monitoring of the infrastructure that underpins them.

Our network and cloud monitoring analytics for financial services provide the capabilities to capture data at high throughput, cleanly and accurately with inline artificial intelligence and anomaly detection. Our Corvil Analytics are the industry standard and heavily used by exchanges, global banks, electronic trading firms, and other participants. The presence is so pervasive that the data capture in the industry from our analytics is massive at 148 terabytes daily.

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The market opportunity for our analytics is growing substantially with broader applications and wider audiences including enterprise IT, cloud monitoring, and information security.

I would like to now hand off to Marc Hineman, our Chief Administration Officer and Head of Investor Relations, to provide an overview of the revenue model for our product verticals.

Thank you.

Marc Hineman

Thank you, Jarrod.

Drawing your attention to the right-hand side of the slide, you can see the different revenue models across the four products that Jarrod just took you through.

Building from the bottom up, you can see that both elements that make up the foundation of our critical market infrastructure, the financial services cloud as well as connectivity, including data which is delivered over the Pico Network, all have recurring revenue models. These services are based on two-year contracts, with some of our large clients operating under three-year terms. All these contracts include annual price increase clauses as well.

Each one of these verticals also includes project-based revenue that consists of one-time revenue tied to service stand-up, or management of longer-term projects to initiate a service turn up over an extended period of time.

Our Corvil Analytics are delivered via a license and SaaS software model. We sell our analytics software with perpetual license in the classic 80/20 construct where 80% of the revenue drops to the bottom line and 20% becomes a recurring revenue basis going forward. We’ve also recently introduced a SaaS based product that is in early stages of client feedback and will be more generally available in 2022.

I’d like to take you through our total addressable market. As you can see here, our TAM is significant, and it does continue to grow. The annual IT spend for capital markets infrastructure was estimated to be $201 billion in 2020. Based on our existing capabilities, we operate in roughly two thirds of that space equating to a $130 billion addressable market. It is worth noting the sheer level of growth of our addressable market over the last 10 years, and we do expect it to continue to grow.

As you will see shortly, we service clients across the capital markets ecosystem including banks, exchanges, global hedge funds, fintech service providers, and asset managers. While there are over 4,000 names in these segments that are potential clients of our services, the majority of the spend in capital markets technology exists with the top names, many of them who already exist on our client roster.

Lastly, given the expertise of our management team in market structure, financial regulations, compliance, and the ability to apply this and technology and data, we are valued by our clients as a strategic partner, not just as a technology vendor. This is very differentiating to our clients and gives us broader access to this large and growing TAM.

Jarrod Yuster

Thank you, Marc.

Since the inception of Pico, we have grown consistently and continue to evolve, expand, and add more product, most recently with the addition of Corvil Analytics in 2019. As you can see, we service a tremendous and broad roster of clients across financial services participants who continue to grow and scale with us as we add more product and geographic scope.

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We have made significant investments from 2018 to 2020 laying the groundwork to support the next wave of substantial revenue growth and margin expansion. These key investments were in operational excellence, global expansion, our leadership team, and in sales effectiveness. These investments position us extremely well for continued organic revenue growth of 25% to 30% and margin expansion over the next three to five years.

The financial services ecosystem is now truly global. What you see here is our comprehensiveness and the global reach of our platform and our network. The breadth and scale of our offering is a substantial moat and very differentiating and hard to replicate.

We continue to expand with the support of our top clients and most recently added Korea, Taiwan, and China. Whenever we do expand, it becomes part of our global offering, giving any client on PicoNet the ability to access those new markets. As we have seen with our expansion to Europe and Asia, new geographies also bring new clients as well.

While we have had significant growth since inception and 30% CAGR over the past several years, we have substantial opportunities for much further growth across multiple vectors. Eighty-seven percent of our new business over the past 18 months has come from cross-selling and up-selling to existing clients. We have a net retention north of 100% with almost half of our clients using multiple products and many with multi-year contracts. We continue to see cross-selling as a major growth vector.

While we have a premier roster of 400 clients, there are still many firms we are not doing business with. We added 37 new logos in 2020 and adding more clients is an important growth vehicle for us. Global expansion also provides for continued substantial opportunities, and we see Europe and Asia poised for much more growth ahead.

We are a client-centric firm; they shape our direction and the investments in advancing our products. We are innovating in data capture and analytics which are providing a runway for growth with broader applications across cloud, information security, and enterprise IT.

Additionally, we see generating and productizing data through our platform as a powerful growth driver. Our foundational mission critical markets infrastructure and global network position us extremely well to add more product and to leverage our distribution. We are seeing real and interesting acquisition opportunities as another area to accelerate growth and will discuss in more detail later on.

At this point, I would like to introduce Frank Troise, Co-CEO, who will give you his perspective having run a significant global business at JP Morgan with a substantial technology budget, and as a former client of Pico.

Thank you.

Francis J. Troise

Thank you, Jarrod.

I’ve been working in financial services for over 30 years, with a focus on electronic trading and financial technology since 1997. From then to now, it’s clear the opportunity set for Pico’s solutions continues to expand.

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Pico delivers the mission critical technical, data, and analytical underpinnings for the electronic trading ecosystem. Pico has become a trusted provider to complement and supplement our client’s technology teams as business demands continue to expand. I experienced this first-hand as a practitioner leading global electronic trading businesses.

Shown here is a great example of how we grow with a client from initial engagement to becoming a trusted global partner. In this scenario, we ramp from the initial single region mandate, expand asset class coverage, extend geographic scope, and deliver greater value through product breadth.

Also, we get the added benefit of deepening our relationship with a key client as we build out a new market. Every time we open a new market for one client, we have the ability to obtain scale by providing the value for additional clients. We are confident we can replicate this scenario many times over.

Pico has made the investments, built an impressive client list, and established ourselves as a global, trusted partner with several accounts. In keeping with our land and expand approach, we expect about 80% of growth to come from penetrating the addressable wallet of our current clients through cross-sell.

Our cross-sell focus is on three areas: geographic scope, asset class/business line expansion, and product breadth. We have a large opportunity to cross-sell regionally. We cover an extensive footprint; we are now in 47 market center hubs. More important, our data center presence covers significant cross- asset class liquid markets daily turnover.

We have broad asset class coverage and have branched out beyond the capital markets organizations into digital innovation and enterprise IT. In 2019, we expanded into network analytics where we are the market leader. We’ll continue to invest to extend our leadership in this area and have been identifying more and more client use cases.

In addition to penetrating the significant wallet within our current client roster, we will continue to bring on new logos. We expect demand to come from regional banks, broker dealers, quantitative hedge funds, electronic trading firms, and de novo fintech providers.

We’ve built the global plant and marquee client list. We’re now focused on monetizing the platform organically and as a vehicle for acquisitions.

Back to you, Jarrod.

Jarrod Yuster

Thank you, Frank.

M&A is an important component of our strategy, and Pico is well-positioned to add more product onto our platform through acquisitions. We have real targets and irons in the fire with a proven track record and a stellar team ready to execute. Here we share our well-defined acquisition strategy, and what we look for in a target.

Our primary focus is on extending our product offering with a focus on software, data, and analytics. Other benefits include accelerating our geographic expansion and comprehensiveness, expanding our client base, and adding top talent, all while achieving financial synergies with a focus on recurring revenue growth and SaaS (phon), as well as gross margin expansion.

It is worth taking a moment and providing highlights of the success we had with the Corvil Acquisition which closed in July 2019. We acquired a best-in-class, high margin, software data capture and analytics product. While Corvil historically grew 6% annually, once part of the Pico platform, the Corvil product revenue accelerated to 43% annual growth, leveraging Pico’s distribution and markets expertise. We also achieved $12 million in annual cost-savings, which was 41% larger than initial projections. Through the acquisition, we added 170 clients creating many cross-selling opportunities.

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The Corvil transaction was an important market event where the industry took note that Pico is acquisitive, and it has generated consistent inbound interest and ongoing dialogue. We are in a market environment that is ripe for consolidation, and we have a tremendous global platform and distribution, and want to be the consolidator.

We have a healthy list of acquisition target companies which are coming to us from various sources. Our clients are more and more introducing products and companies that they would like for us to have integrated on our platform. We have an expansive ecosystem of technology partners who we work with. This gives us a unique view of new and important technologies. Several of these partners have approached us as they recognize their products fit well on our platform, and they can leverage our distribution.

Listed here are four representative targets that are on our roadmap, and we are in various stages of dialogue with each of them.

The first company is an existing data and software partner. They have a great product, and we believe we could springboard their business by leveraging the Pico Platform, like we did with Corvil. They are a SaaS company with 100% recurring revenue and 83% gross margins. We did recently execute a non-binding LOI with company A. Companies C and D are also data and software companies who are currently Pico partners and would also fit well into our offering.

Company B is a trading software company, and they see Pico as a trusted partner with better ability to support and grow their product as part of our infrastructure and operations. We have a great platform to be leverage for M&A and real opportunities in front of us.

We are seeing important macro trends driving electronification of markets across all asset classes and the need for global borderless trading. As markets continue to become electronic, there is a requirement for global access and connectivity to all liquid and electronic markets. Clients want to access electronically from anywhere to anywhere and receive data anywhere.

As we approach global comprehensiveness with exchange connectivity and data feeds, we are competing in the same market with the large global financial platform providers such as Refinitiv/LSE, ICE/IDC, S&P/Markit, and Bloomberg. We are winning with newer technology combined with global comprehensiveness and geographic scope, operational excellence, and overall client service.

Given our expertise in market structure, financial regulations, compliance, and the ability to apply technology and data, we are valued by our clients as a strategic partner, not just as a technology vendor. Frank, myself, and others on our senior team ran global trading businesses, and the market structure domain expertise our leadership and organization has is very differentiating and garners tremendous trust from our clients.

I am going to hand back to Marc, now, to cover our public comps and financials.

Thank you.

Marc Hineman

Thank you, Jarrod.

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What you’re seeing here is our public companies that we believe are comparable with us, where we overlap with certain offerings, shown in columns, across our multi-tier peer set.

One characteristic that we call out is our superior growth, both organically and inorganically as it relates to our future M&A strategy. We’re using a relatively common multiple, which is the rev (phon) multiple relative to our growth, that again highlights the superior growth, and highlights the attractiveness of our valuation given that.

You can see here across three verticals, financial data, and analytics, financial processing infrastructure, and then a horizontal group. What we mean by horizontal is these companies don’t have a specialization in capital markets, whereas we do. That said, their product set, their unit economics, their key KPIs, such as net retention, long term contracts, etc., are all similar; however, our go-to-market strategy is different, where we land and expand and work upstream into existing wallets, with roughly 80% of our growth coming from our existing clients.

Continuing on, you can see the data from the previous page expressed here in a fairly intuitive form off to the right side. Before reviewing that data in details, it’s worth highlights a few points on our business model.

Number one, our high recurring revenue. Second, the fact that our growth is not predicated on winning a number of new logos and selling products to relationships that we currently don’t have. Fundamentally, 80% of our growth, as just mentioned, is predicated on us prosecuting business with our current client set supporting their business. This gives us good confidence in near-term visibility into our numbers.

You can see off to the right-hand side of the slide, our comps as well as Pico in terms of valuation multiple and our growth. With growth all the way out to the right, and the valuation, Pico’s right in the middle, providing plenty of upside from an attractiveness perspective.

Off to the far-right, you can see Pico is effectively the cheapest against all of our comps based on a growth adjusted valuation.

You can see here, four main pillars that underpin Pico and the platform we’ve built, creating forward momentum and attractive financial profile for future return.

Number one is our industry leading growth. This is anchored by our marquis client list and the ability to continually source more wallet from these leading institutions. That leaves us to confidently project a 26% CAGR over the forward-looking three-year period. Again, with roughly 80% of that growth coming from our existing client set.

Number two, strong reoccurring revenue. It’s anchored by long-term contracts, providing us visibility into near-term interim future revenue. We have low historic churn, and we have high net revenue return over 100%. That leaves us to confidently model a 6% increase of reoccurring revenue of our total revenue base over the next three years.

Thirdly, the platform has been built, investments have been made, and it’s a fixed cost plant ready to be monetized. That drives gross margin improvement over the near-term. This all leads to high operating leverage. We have low Capex in the plant, as we don’t own physical space or telco, and with the investments made, we will continue to see significant upside in our operating leverage.

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You can see here over the forward three-year period, we expect to maintain that 26% organic growth through ’23 with the ability to demonstrate significant leverage in the business today driving margin improvement. Again, the revenue is driven by sticky reoccurring revenue, which provides us near-term visibility, and the ability to capture more incremental wallet across our client base.

Gross margin; we are at the inflection point as we near the last mile of our global expansion efforts with adding new locations. The major investments have been made. Operational efficiency across plant leads to roughly 13% organic gross margin improvements through ’23, and direct expenses as a percent of total revenue drop by roughly 12% over the next three years as we continue to scale the platform out.

Significant leverage exists in the model that carries through to EBITDA. In 2021, there’s approximately $14 million of one-time go-public related expenses, and significant non-cash stock base comp, which leads to an Adjusted EBITDA of +$2 million, highlighting the inflection point, and the momentum has already begun. Operating expenses include headcount compensation, and G&A, which do not scale in a linear fashion to revenue.

Walking through quickly our 2021 revenue bridge. Again, reading left to right on this slide, you see we begin the year with $118 million of revenue, representing 61% of our target. We have very low churn historically, and have modeled in $5 million for the year.

You can see in Category 3, the sales team has already won and booked business that will contribute roughly $35 million in 2021. This is contracted revenue that will hit the top line.

Category 4 leaves roughly $47 million of go-get that we need to hit our $195 million for the year. With our high win rate, industry leading sales cycle metrics, and significant delivery, we are confident in the $195 million from a near-term perspective, and the high reoccurring revenue base gives us good near-term visibility into our ’22 targets.

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